Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Ballantyne Strong, Inc.

Omaha, Nebraska

We hereby consent to the incorporation by reference in this Registration Statement of our reports dated March 16, 2017, except for the effect of the restatements discussed in Note 23 and the additional material weakness which are as of May 24, 2017, relating to the consolidated financial statements, the effectiveness of Ballantyne Strong, Inc.’s internal control over financial reporting, and schedule of Ballantyne Strong, Inc. appearing in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2016. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016.

/s/ BDO USA, LLP

Raleigh, NC

June 15, 2017